Exhibit 99.1

NXT ENERGY SOLUTIONS ANNOUNCES RESULTS
 OF ANNUAL GENERAL MEETING

CALGARY, ALBERTA, June 6, 2016 - NXT Energy Solutions Inc. ("NXT Energy" or the "Company") (TSX:SFD; OTCQB:NSFDF) advises of the voting results for the election of its Board of Directors (the "Board") at its annual and special meeting of shareholders (the "AGM") which was held on June 4, 2016.
AGM Voting Results
Each of the seven nominees proposed in the NXT Information Circular - Proxy Statement were elected as directors.  A total of 35,007,209 common shares ("Common Shares") of the Company, representing approximately 65.7% of the outstanding Common Shares, were represented in person or by proxy at the AGM.  Detailed results of the vote are as follows:
Director Nominee	Votes for	% of Votes For	Votes Withheld	% of Votes Withheld

George Liszicasz	22,893,156	96.0%	966,755	4.0%
Mickey Abougoush	22,222,812	93.1%	1,637,099	6.9%
Charles Selby	22,311,362	93.5%	1,548,549	6.5%
John Tilson	23,727,511	99.5%	132,400	0.5%
Thomas E. Valentine	22,651,023	95.0%	1,208,888	5.0%
Krishna Vathyam	21,234,755	89.0%	2,625,156	11.0%
Bruce G. Wilcox	23,732,456	99.5%	127,455	0.5%

In addition, the motions to approve the re-appointment of KPMG LLP as the Company's auditors and to approve NXT Energy's amended stock option plan were carried at the AGM.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.
For further information, please contact:
Bev Stewart V-P Finance & CFO NXT Energy Solutions Inc. 403-206-0807 info@nxtenergy.com www.nxtenergy.com	Bill Mitoulas Investor Relations Manager 416-479-9547 bmitoulas@nxtenergy.com	Kin Communications Investor Relations 1-866-684-6730 / 604-684-6730 sfd@kincommunications.com
Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.